                                                                                                                                                                                                                        EXHIBIT 12

CATERPILLAR FINANCIAL SERVICES CORPORATION

COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
(Unaudited)
(Millions of Dollars)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006

Net Income	$133	$132	$ 381	$ 356

Add:
Provision for income taxes	54	60	175	164

Deduct:
Equity in profit of partnerships	(2)	(1)	(5)	(3)

Profit before taxes(1)	$185	$191	$ 551	$ 517

Fixed charges:
Interest on borrowed funds	$289	$267	$ 838	$ 758
Rentals at computed interest(2)	1	1	4	4

Total fixed charges	$290	$268	$ 842	$ 762

Profit before taxes plus fixed charges	$475	$459	$1,393	$1,279

Ratio of profit before taxes plus fixed charges to fixed charges	1.64	1.71	1.65	1.68

(1) Profit before taxes excludes equity in profit of partnerships.

(2) Those portions of rent expense that are representative of interest cost.